UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Exit Filing)*

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

71531R109

(CUSIP Number)

July 26, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Pershing Square Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA

1.	Name of Reporting Persons PS Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Persons William A. Ackman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Explanatory Note

The Reporting Persons filed a Schedule 13G with respect to the Class A Common Stock of Pershing Square Tontine Holdings, Ltd. (the “Issuer”) on February 12, 2021 (the “Original Schedule 13G”). The Issuer was unable to consummate an initial business combination within the time period required by its Second Amended and Restated Certificate of Incorporation. On July 26, 2022, the Issuer liquidated all of its Class A Common Stock. As a result, the Reporting Persons no longer beneficially own any shares of Class A Common Stock. Therefore, the Reporting Persons are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Original Schedule 13G and it shall constitute an “exit” filing by Reporting Persons. Terms used but not defined in this Amendment are so defined in the Original Schedule 13G.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2022

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman